UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015
Commission File Number 1-12260

COCA-COLA FEMSA, S.A.B. de C.V.

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Mario Pani No. 100
Col. Santa Fe Cuajimalpa
Delegación Cuajimalpa
México, D.F. 03348

México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes    No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes    No  X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-__.

2015 THIRD - QUARTER AND FIRST NINE MONTHS RESULTS

Mexico City, October 28, 2015, Coca-Cola FEMSA, S.A.B. de C.V. (BMV: KOFL, NYSE: KOF) (“Coca-Cola FEMSA” or the “Company”), the largest franchise bottler in the world, announces results for the third quarter of 2015:

•         Comparable revenues grew 10.2% for the third quarter of 2015.

•         Comparable operating income grew 16.4% for the third quarter of 2015 with a margin expansion of 70 basis points.

•         Comparable operative cash flow grew 21.0% for the third quarter of 2015 with a margin expansion of 190 basis points.

•         Comparable earnings per share reached Ps. 0.86 in the third quarter of 2015. Excluding a one-time tax benefit registered during the third quarter of 2014, comparable EPS would have grown 5.7%.

In an effort to provide our readers with a more useful representation of our company's underlying financial and operating performance we are including the term “Comparable”. This means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods. Currently, the only operation that qualifies as a hyperinflationary economy is Venezuela. In preparing this measure, management has used its best judgment, estimates and assumptions in order to maintain comparability. To translate the third quarter and year to date 2015 reported results of Venezuela we use the SIMADI exchange rate of 199.42 bolivars per USD, as compared with 12.00 bolivars per USD in the same periods of 2014. Additionally, the average depreciation of currencies in our main operations this quarter, as compared with the same period of 2014, was: Brazilian real (55.9%), Colombian peso (54.0%), Mexican peso (25.1%) and Argentine peso (11.5%).

	Third Quarter				Year to Date Results
	as Reported		Comparable		as Reported		Comparable
	2015	Δ%	2015	Δ% (5)	2015	Δ%	2015	Δ% (5)

Total revenues	37,661	(9.9%)	35,945	10.2%	109,513	(11.0%)	105,027	8.1%
Gross profit	17,934	(8.4%)	17,092	12.5%	51,656	(10.4%)	49,400	9.8%
Operating income	5,467	(6.1%)	5,186	16.4%	15,709	(4.9%)	15,095	15.5%
Net income attributable to equity holders of the company	1,988	(40.5%)	1,783	(30.9%)	6,918	(17.8%)	6,498	(5.6%)
Earnings per share (1)	0.96		0.86		3.34		3.13
Operative cash flow(2)	7,988	(0.3%)	7,584	21.0%	21,935	(5.5%)	20,914	13.1%

	LTM 3Q 15	FY 2014	Δ%

Net debt (3)	56,863	53,069	7.1%
Net debt / Operative cash flow (3)	1.89	1.87
Operative cash flow/ Interest expense, net (3)	5.72	5.49
Capitalization (4)	43.0%	37.7%
Expressed in millions of Mexican pesos.
(1) Quarterly & YTD earnings / outstanding shares as of the end of period. Outstanding shares as of 3Q'15 were 2,072.9 million.
(2) Operative cash flow = operating income + depreciation + amortization & other operative non-cash charges.
(3) Net debt = total debt - cash
(4) Total debt / (long-term debt + shareholders' equity)

(5) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods.

October 28, 2015	Page 1

Message from the Chief Executive Officer

“We delivered positive comparable operating results this quarter aided by our local pricing initiatives, active hedging strategy, and focus on operational efficiency, enabling us to deliver a solid margin expansion. In Mexico, volume and transaction growth continued to accelerate as our relentless emphasis on point-of-sale execution, combined with our brand strength and packaging diversification, better position us to capture a recovering consumer environment. Once again, we built on our very strong year-over-year volume and pricing growth in Colombia, while we gained market share and continued our solid top- and bottom-line performance in Argentina. Moreover, in Brazil, we continued to gain market share in the sparkling beverage category and improved our profitability despite a weak consumer environment, one-time expenses, and ongoing currency volatility, reinforcing the strong defensive profile of that operation. In Asia, we continued our successful turnaround of the Philippines operation, accelerating the volume growth of our core portfolio and achieving more consistent improvement in our profitability.

This year, we continued to drive innovation throughout our portfolio. In Brazil, we complemented our guaraná platform with Schweppes Guaraná Class and bolstered our Leao Fuze tea portfolio. In Mexico, we reinforced our sparkling beverage portfolio, leveraging the innovative Jugos del Valle platform to launch Naranja & Nada and Limon & Nada, sparkling orangeade and lemonade, which are certain to appeal to our consumers. Also in Mexico, we reinforced Santa Clara’s portfolio by launching semi-skim milk, which will strengthen the successful performance of our Santa Clara dairy brand this year.

As we continue to revolutionize our organization’s capabilities, skills, and operating models to capture profitable future growth, we remain focused on the short term: successfully navigating the current complex environment, delivering profitable results, and continuing to create value for all of our stakeholders,” said John Santa Maria Otazua, Chief Executive Officer of the Company.

Consolidated Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Comparable total revenues grew 10.2% to Ps. 35,945 million driven by average price per unit case growth across our operations and volume growth in Mexico, Colombia, Argentina and Central America.

The comparable number of transactions grew 1.4% to more than 4.7 billion. Transactions of our sparkling beverage portfolio remained flat driven by a contraction in Brazil which was offset by growth in the rest of our operations, highlighting 3.4% growth in Argentina and an increase of 2.7% and 2.3% in Colombia and Mexico, respectively. Transactions of water, including bulk water, grew 2.5% driven by the performance of Colombia which offset a contraction in Mexico. Our still beverage category increased transactions by 10.2%, mainly driven by Colombia, Mexico, Argentina and Central America.

Comparable sales volume grew 1.5% to 804.1 million unit cases in the third quarter of 2015 as compared to the same period in 2014. Our sparkling beverage portfolio grew 0.8% mainly driven by Mexico and Colombia, which offset a contraction in Brazil. Volume of our bottled water portfolio increased 2.1% driven by Brisa and Manantial in Colombia, Aquarius and Bonaqua in Argentina and Crystal in Brazil, which compensated for a decline of Ciel in Mexico. Our still beverage category increased 14.3% driven by Vallefrut, Del Valle, Santa Clara and Powerade in Mexico; Cepita, Hi-C and Powerade in Argentina and Del Valle Fresh in Colombia. Volume of our bulk water portfolio decreased 0.7% mainly due to a decline of Ciel in Mexico.

Comparable gross profit grew 12.5% to Ps. 17,092 million with a gross margin expansion of 100 basis points in the period. In local currency, the benefit of lower sweetener and PET prices, in combination with our currency hedging strategy, was partially offset by the depreciation of the average exchange rate of the Brazilian Real(1), the Colombian Peso(1), the Mexican Peso(1) and the Argentine Peso(1) as applied to our U.S. dollar-denominated raw material costs.

October 28, 2015	Page 2

Comparable operating income grew 16.4% to Ps. 5,186 million with a margin expansion of 70 basis points to reach 14.4% in the third quarter of 2015.

On a comparable basis, during the third quarter of 2015 the other operative expenses net line recorded an expense of Ps. 331 million, mainly due to certain restructuring charges and negative operating currency fluctuation effects across our territories.

The comparable reported share of the profits of associates and joint ventures line recorded a loss of Ps. 124 million in the third quarter of 2015, mainly due to an equity method loss from our stake in Coca-Cola FEMSA Philippines, Inc., net of gains recorded in our participation in Mexico’s and Brazil’s non-carbonated beverage joint-ventures. This compares to a loss of Ps. 220 million recorded in the third quarter of 2014.

Our comparable comprehensive financing result in the third quarter of 2015 recorded an expense of Ps. 2,316 million, as compared to an expense of Ps. 1,649 million in the same period of 2014. During the quarter we registered a foreign exchange loss as a result of the quarterly depreciation of the Mexican peso(1) as applied to our US dollar-denominated net debt position of approximately US$ 700 million.

During the third quarter of 2015, comparable income tax as a percentage of income before taxes was 34.4% as compared to 10.4% in the same period of 2014. The difference between the effective tax rate in 2015 and 2014 is related to a one-time benefit registered during 2014 resulting from the settlement of certain contingent tax liabilities under the tax amnesty program offered by the Brazilian tax authorities.

Comparable operative cash flow grew 21.0% to Ps. 7,584 million with a margin expansion of 190 basis points as compared to the same period of 2014.

Comparable net controlling interest income reached Ps. 1,783 million in the third quarter of 2015, resulting in earnings per share (EPS) of Ps. 0.86 (Ps. 8.60 per ADS)(2). Excluding the one-time tax benefit registered during the third quarter of 2014, comparable net controlling interest income and EPS would have grown 5.7%.

As reported figures

Total sales volume grew 1.1% to 864.7 million unit cases in the third quarter of 2015 as compared to the same period in 2014. Total revenues decreased 9.9% to Ps. 37,661 million in the third quarter of 2015, mainly driven by the negative translation effect resulting from using the SIMADI exchange rate(1) to translate the results of our Venezuelan operation and the depreciation of the Brazilian real(1) and Colombian peso(1).

Gross profit decreased 8.4% to Ps. 17,934 million and gross margin expanded 70 basis points to 47.6%. Operating income declined 6.1% to Ps. 5,467 million and operating margin expanded 60 basis points to 14.5%. Operative cash flow decreased 0.3% to Ps. 7,988 million and operating cash flow margin expanded 200 basis points to reach 21.2%. These declines were mainly driven by the previously mentioned negative translation effects.

Reported consolidated net controlling interest income reached Ps. 1,988 million in the third quarter of 2015, resulting in reported earnings per share (EPS) of Ps. 0.96 (Ps. 9.59 per ADS)(2).

(1)     See page 17 for average and end of period exchange rates for the third quarter of 2015 and the first nine months of 2015.

(2)     Computed on the basis 2,072.9 million shares (each ADS represents 10 local shares).

October 28, 2015	Page 3

Balance Sheet

As of September 30, 2015, we had a cash balance of Ps. 17,425 million, including US$ 521 million denominated in U.S. dollars, an increase of Ps. 4,467 million compared to December 31, 2014. This difference was mainly driven by cash flow generation across our territories and the effect of the depreciation of the Mexican peso(1) as applied to our U.S. dollar denominated cash position, net of the payment of the first installment of the dividend in the amount of Ps. 3,213 million, during May of 2015.

As of September 30, 2015, total short-term debt was Ps. 5,469 million and long-term debt was Ps. 68,819 million. Total debt increased by Ps. 8,261 million, compared to year end 2014 mainly due to the negative translation effect resulting from the depreciation of the end of period exchange rate of the Mexican peso(1) as applied to our U.S. dollar denominated debt position. Net debt increased Ps. 3,794 million compared to year end 2014.

As a result of the devaluation of the Brazilian real(1) and the Colombian peso(1), and the use of the SIMADI exchange rate(1) to translate the results of our Venezuelan subsidiary, we recognized in the cumulative translation account in our consolidated financial statements as of September 30, 2015, a reduction in equity of Ps. 7,900 million as a result of the valuation of our net investment in Venezuela, Brazil and Colombia at these rates.

The weighted average cost of debt for the quarter, including the effect of debt swapped to Brazilian reals at a floating rate, was 8.2%. The following charts set forth the Company’s debt profile by currency and interest rate type and by maturity date as of September 30, 2015.

Currency	% Total Debt(1)	% Interest Rate Floating(1)(2)
Mexican pesos	30.4%	24.9%
U.S. dollars	34.2%	0.0%
Colombian pesos	1.8%	100.0%
Brazilian reals	32.7%	95.3%
Argentine pesos	0.9%	85.4%

(1)    After giving effect to interest rate swaps

(2)    Calculated by weighting each year’s outstanding debt balance mix

Debt Maturity Profile

Maturity Date	2015	2016	2017	2018	2019	2020+
% of Total Debt	0.3%	7.6%	1.9%	30.6%	0.2%	59.4%

(1) See page 17 for average and end of period exchange rates for the third quarter of 2015 and the first nine months of 2015.

October 28, 2015	Page 4

Mexico & Central America Division

(Mexico, Guatemala, Nicaragua, Costa Rica and Panama)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Comparable total revenues from our Mexico and Central America division increased 8.9% to Ps. 20,821 million in the third quarter of 2015, as compared to the same period in 2014, mainly driven by accelerated volume growth and a solid 7.5% average price per unit case increase in Mexico. Our division’s average price per unit case, which is presented net of taxes, grew 6.4%, reaching Ps. 40.87.

Total transactions in the Mexico and Central America division grew 2.5%, in line with volume performance, totaling more than 2.8 billion in the third quarter of 2015. Transactions of our sparkling beverage portfolio grew 2.2% mainly driven by a 1.7% increase in transactions of brand Coca-Cola in Mexico and a 5.8% and 8.0% increase in flavored sparkling beverages in Mexico and Central America, respectively. Our still beverage category increased transactions by 10.6%, mainly driven by Mexico, which generated more than 23 million incremental transactions. Transactions of water, including bulk water, decreased 4.0% driven by a decline in Mexico.

Total sales volume increased 2.4% to 509.1 million unit cases in the third quarter of 2015, as compared to the same period of 2014. Volume in Mexico increased 2.5% and volume in Central America increased 1.8%. Our sparkling beverage category increased 2.9% driven by growth of brand Coca-Cola, Mundet and Fanta in Mexico. Our still beverage category grew 16.6% mainly driven by the performance of Vallefrut and the Del Valle juice portfolio, coupled with our Santa Clara dairy business in Mexico. Our personal water portfolio decreased 5.9% and our bulk water portfolio decreased 1.4%.

Comparable gross profit grew 10.3% to Ps. 10,589 million in the third quarter of 2015 as compared to the same period in 2014, with a margin expansion of 70 basis points to reach 50.9%. Lower PET and sweetener prices in the division, in combination with our currency hedging strategy, were partially offset by the depreciation of the average exchange rate of the Mexican peso(1) as applied to our U.S. dollar-denominated raw material costs.

Comparable operating income(2) in the division grew 14.9% to Ps. 3,382 million in the third quarter of 2015, with a margin expansion of 80 basis points to reach 16.2%. Our operating expenses in the division as a percentage of sales contracted 60 basis points mainly driven by operating leverage and our Mexican operation’s tight control of expenses.

Comparable operative cash flow grew 20.9% to Ps. 5,077 million in the third quarter of 2015 as compared to the same period in 2014. Our comparable operative cash flow margin was 24.4%, an expansion of 240 basis points.

As reported figures

Reported total revenues increased 12.1% in the third quarter of 2015, driven by the aforementioned accelerated volume growth and solid average price per unit case increase in Mexico, coupled with a positive translation effect that resulted from the appreciation of the currencies in our Central American operations vs the Mexican peso.

Reported gross profit increased 13.1% in the third quarter of 2015 and gross profit margin reached 50.9%. Our reported operating income increased 17.9% in the third quarter of 2015, and operating income margin reached 16.2%. Reported operative cash flow increased 24.0% in the third quarter of 2015, resulting in a margin of 24.4%.

(1)     See page 17 for average and end of period exchange rates for the third quarter and the first nine months of 2015.

(2)     For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., are included in the results of the Mexico and Central America division.

October 28, 2015	Page 5

South America Division

(Colombia, Venezuela, Brazil and Argentina)

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods. From our operations, only Venezuela qualifies as a hyperinflationary economy.

Comparable total revenues grew 12.1% reaching Ps. 15,124 million, driven by average price per unit case growth across our territories and volume growth in Colombia and Argentina. Revenues of beer in Brazil accounted for Ps. 1,364 million in the third quarter of 2015.

Comparable transactions in the division decreased 0.3% totaling more than 1.9 billion in the third quarter of 2015. Transactions of our sparkling beverage portfolio decreased 3.2%, mainly driven by a 7.5% decline in Brazil. Our still beverage category increased transactions by 9.7%, driven by Colombia and Argentina. Transactions of water, including bulk water, increased 14.5% driven by growth across the operations.

Comparable total sales volume in our South America division decreased 0.2% to 295.0 million unit cases in the third quarter of 2015 as compared to the same period of 2014. Our water category, including bulk water, grew 11.1% driven by Aquarius, Kin and Bonaqua in Argentina, Brisa and Manantial in Colombia and Crystal in Brazil. The still beverage category grew 11.0% favored by the performance of Del Valle Fresh and Fuze Tea in Colombia, and Cepita, Hi-C and Powerade in Argentina. Our sparkling beverage category decreased 2.3%, driven by a 5.8% decline in Brazil, which was partially offset by growth Colombia and flat volumes in Argentina. We continue to gain market share with Coca-Cola and our flavored sparkling beverages in every country in the region.

Comparable gross profit increased 16.0% with a margin expansion of 140 basis points, as a result of lower sweetener and PET prices, in combination with our currency hedging strategy, that were partially offset by the depreciation of the average exchange rate of most of our division’s currencies(1) as applied to our U.S. dollar-denominated raw material costs

Comparable operating income grew 18.6% to Ps. 1,804 million, with a margin expansion of 60 basis points as compared to the same period of the previous year.

Comparable operative cash flow grew 20.6% to Ps. 2,508 million, reaching an operative cash flow margin of 16.6% and recording a margin expansion of 120 basis points as compared to the same period of 2014.

As reported figures

Reported total revenues decreased 27.4% to Ps. 16,840 million in the third quarter of 2015, mainly driven by the negative translation effect that resulted from using the SIMADI exchange rate(1) to translate the results of our Venezuelan operation and the depreciation of the Brazilian real and the Colombian peso.

Reported gross profit decreased 28.1% to Ps. 7,345 million in the third quarter of 2015 and gross profit margin reached 43.6%. Our reported operating income decreased 29.5% to Ps. 2,085 million in the third quarter of 2015, and operating income margin reached 12.4%. Reported operative cash flow decreased 25.6% to reach Ps. 2,911 million in the third quarter of 2015, resulting in a margin of 17.3%. These declines were mainly driven by the previously mentioned negative translation effect.

(1)     See page 17 for average and end of period exchange rates for the third quarter and the first nine months of 2015.

October 28, 2015	Page 6

Summary of Nine-Month Results

Comparable means, with respect to a year-over-year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods. From our operations only Venezuela qualifies as a hyperinflationary economy.

Comparable total revenues grew 8.1% reaching Ps. 105,027 million, driven by average price per unit case growth in most of our operations and volume growth in Mexico, Colombia, Argentina and Central America.

The comparable number of transactions grew 0.5% to close to 14 billion, outperforming volume growth. Transactions of our sparkling beverage portfolio decreased 0.1% mainly driven by a 5.4% contraction in Brazil, which is partially compensated by growth in the rest of the operations. Our still beverage category increased transactions by 4.8%, mainly driven by Colombia, Argentina and Mexico. Transactions of water, including bulk water, increased 1.0% driven by the performance of Colombia and Argentina.

Comparable total sales volume decreased 0.1% to 2,342.8 million unit cases in the first nine months of 2015 as compared to the same period in 2014. Our sparkling beverage portfolio decreased 0.1% driven by a contraction in Brazilian volumes that were partially compensated by the positive performance in the rest of our operations. Volume of our bottled water portfolio increased 5.4% driven by Aquarius and Bonaqua in Argentina and Brisa and Manantial in Colombia. Our still beverage category increased 5.3% driven by the performance of the Del Valle portfolio and Santa Clara dairy in Mexico; Cepita, Hi-C and Powerade in Argentina and Del Valle Fresh in Colombia. Volume of our bulk water portfolio decreased 6.0% mainly due to a decline of Ciel in Mexico.

Comparable gross profit grew 9.8% to Ps. 49,400 million with a gross margin expansion of 70 basis points in the period. In local currency, the benefit of lower sweetener and PET prices in most of our territories, coupled with our currency hedging strategy, was partially offset by the depreciation of the average exchange rate of the Brazilian Real, the Colombian Peso, the Mexican Peso and the Argentine Peso(1) as applied to our U.S. dollar-denominated raw material costs.

Comparable operating income increased 15.5% to Ps. 15,095 million with a margin expansion of 90 basis points to reach 14.4% in the first nine months of 2015.

During the first nine months of 2015 the comparable other operative expenses net line recorded an expense of Ps. 707 million, mainly due to certain restructuring charges and negative operating currency fluctuation effects across our territories.

The comparable share of the profits of associates and joint ventures line recorded a gain of Ps. 66 million in the first nine months of 2015, mainly due to equity method gains from our stake in Mexico’s and Brazil’s non-carbonated beverage joint-ventures.

Our comparable comprehensive financing result in the first nine months of 2015 recorded an expense of Ps. 5,248 million, as compared to an expense of Ps. 3,793 million in the same period of 2014. During the year we registered a foreign exchange loss as a result of the depreciation of the Mexican peso(1) as applied to our US dollar-denominated net debt position of approximately US$700 million.

During the first nine months of 2015, comparable income tax as a percentage of income before taxes was 31.9% as compared to 25.5% in the same period of 2014. The difference between the effective tax rate in 2015 and 2014 is related to a one-time benefit registered during the third quarter of 2014, which resulted from the settlement of certain contingent tax liabilities under the tax amnesty program offered by the Brazilian tax authorities.

Comparable operative cash flow grew 13.1% to Ps. 20,914 million with a margin expansion of 90 basis points as compared to the same period of 2014.

Comparable consolidated net controlling interest income decreased 5.6% to Ps. 6,498 million in the first nine months of 2015, resulting in earnings per share (EPS) of Ps. 3.14 (Ps. 31.35 per ADS)(2). Excluding the one-time tax benefit registered during the third quarter of 2014, comparable net controlling interest income and EPS would have grown 8.5% in the first nine months of 2015.

As reported figures

Total sales volume increased 0.1% to 2,522 million unit cases in the first half of 2015 as compared to the same period in 2014. Total revenues decreased 11.0% to Ps. 109,513 million in the first nine months of 2015, mainly driven by the negative translation effect resulting from using the SIMADI exchange rate(1) to translate the results of our Venezuelan operation and the depreciation of the Brazilian real and Colombian peso.

Gross profit decreased 10.4% to Ps. 51,656 million and gross margin reached 47.2% in the first nine months of 2015. Operating income declined 4.9% to Ps. 15,709 million with an operating margin expansion of 90 basis points. Operative cash flow decreased 5.5% to Ps. 21,935 million and operating cash flow margin expanded 120 basis points to reach 20.0%. These declines were mainly driven by the previously mentioned negative translation effects.

Consolidated net controlling interest income was Ps. 6,918 million in the first nine months of 2015, resulting in reported earnings per share (EPS) of Ps. 3.34 (Ps. 33.37 per ADS)(2).

(1)     See page 17 for average and end of period exchange rates for in the third quarter and the first nine months of 2015.

(2)     Computed on the basis 2,072.9 million shares (each ADS represents 10 local shares).

October 28, 2015	Page 7

Philippines Operation

For the third quarter of 2015, volume rose 4.8%, while transactions grew by 2.5% and revenue increased by close to 12%, as compared to the same period of 2014. Volume of our core sparkling beverages grew 10.6% and transactions continued to outperform volume growth mainly driven by the positive performance of the one-way single serve portfolio for flavored sparkling beverages. As a consequence of our transformational initiatives, the Philippines operation continues delivering positive operational results, which have driven important improvements in this franchises financial performance.

Recent developments

•         During September, 2015, Coca-Cola FEMSA was selected for the third time as a member of the Dow Jones Sustainability Emerging Markets Index.

•         As of November, 2015 we will pay the second installment of the 2014 dividend in the amount of Ps. 1.54 per share.

Conference call information

Our third quarter 2015 conference call will be held on October 28, 2015, at 12:00 A.M. Eastern Time (10:00 A.M. Mexico City Time). To participate in the conference call, please dial: Domestic U.S.: 888-437-9445 or International: 719-325-2448. Participant code: 103131. We invite investors to listen to the live audiocast of the conference call on the Company’s website, www.coca-colafemsa.com. If you are unable to participate live, the conference call audio will be available at www.coca-colafemsa.com.

❖ ❖ ❖

All the financial information presented in this report was prepared under International Financial Reporting Standards (IFRS).

For reporting purposes, all corporate expenses, including the equity method recorded from our stake of the results of Coca-Cola FEMSA Philippines, Inc., are included in the results of the Mexico and Central America division. Starting on February 2013, we are incorporating our stake of the results of Coca-Cola FEMSA Philippines, Inc. through the equity method on an estimated basis.

This news release may contain forward-looking statements concerning Coca-Cola FEMSA’s future performance, which should be considered as good faith estimates by Coca-Cola FEMSA. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Coca-Cola FEMSA’s control, which could materially impact the Company’s actual performance. References herein to “US$” are to United States dollars. This news release contains translations of certain Mexican peso amounts into U.S. dollars for the convenience of the reader. These translations should not be construed as representations that Mexican peso amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated.

❖ ❖ ❖

(9 pages of tables to follow)

Mexican Stock Exchange Quarterly Filing

Coca-Cola FEMSA encourages the reader to refer to our quarterly filing to the Mexican Stock Exchange (Bolsa Mexicana de Valores or BMV) for more detailed information. This filing contains a detailed cash flow statement and selected notes to the financial statements, including segment information. This filing is available at www.bmv.com.mx in the Información Financiera section for Coca-Cola FEMSA (KOF).

October 28, 2015	Page 8

Consolidated Income Statement
Expressed in millions of Mexican pesos(1)

	3Q 15	% Rev	3Q 14	% Rev	Reported Δ%	YTD 15	% Rev	YTD 14	% Rev	Reported Δ%
Volume (million unit cases) (2)	864.7		855.4		1.1%	2,522.0		2,520.5		0.1%
Average price per unit case (2)	41.84		46.88		-10.7%	41.96		46.83		-10.4%
Net revenues	37,542		41,689		-9.9%	109,171		122,883		-11.2%
Other operating revenues	119		92		29.3%	341		231		47.7%
Total revenues (3)	37,661	100%	41,781	100%	-9.9%	109,513	100%	123,114	100%	-11.0%
Cost of goods sold	19,727	52.4%	22,196	53.1%	-11.1%	57,856	52.8%	65,478	53.2%	-11.6%
Gross profit	17,934	47.6%	19,585	46.9%	-8.4%	51,656	47.2%	57,636	46.8%	-10.4%
Operating expenses	11,997	31.9%	13,440	32.2%	-10.7%	35,158	32.1%	40,275	32.7%	-12.7%
Other operative expenses, net	346	0.9%	103	0.2%	235.9%	855	0.8%	462	0.4%	85.0%
Operative equity method (gain) loss in associates(4)(5)	124	0.3%	217	0.5%	-42.8%	(66)	-0.1%	383	0.3%	-117.2%
Operating income (6)	5,467	14.5%	5,825	13.9%	-6.1%	15,709	14.3%	16,516	13.4%	-4.9%
Other non operative expenses, net	184	0.5%	(291)	-0.7%	-163.3%	283	0.3%	(233)	-0.2%	-221.2%
Non Operative equity method (gain) loss in associates(7)	(51)	-0.1%	(24)	-0.1%	106.8%	(124)	-0.1%	(96)	-0.1%	29.4%
Interest expense	1,457		1,454		0.2%	4,240		4,305		-1.5%
Interest income	100		85		17.4%	283		403		-29.7%
Interest expense, net	1,357		1,369		-0.9%	3,956		3,902		1.4%
Foreign exchange loss (gain)	930		375		148.1%	1,393		322		332.5%
Loss (gain) on monetary position in inflationary subsidiries	(5)		209		-102.6%	27		744		-1.0
Market value (gain) loss on ineffective portion of
derivative instruments	23		93		-75.7%	(111)		(67)		66.3%
Comprehensive financing result	2,305		2,046		12.7%	5,265		4,901		7.4%
Income before taxes	3,029		4,094		-26.0%	10,286		11,944		-13.9%
Income taxes	1,029		581		77.1%	3,262		3,275		-0.4%
Consolidated net income	2,000		3,513		-43.1%	7,024		8,669		-19.0%
Net income attributable to equity holders of the company	1,988	5.3%	3,343	8.0%	-40.5%	6,918	6.3%	8,415	6.8%	-17.8%
Non-controlling interest	12		170		-93.0%	106		254		-58.4%
Operating income (6)	5,467	14.5%	5,825	13.9%	-6.1%	15,709	14.3%	16,516	13.4%	-4.9%
Depreciation	1,585		1,520		4.3%	4,659		4,836		-3.7%
Amortization and other operative non-cash charges	936		663		41.2%	1,567		1,851		-15.3%
Operative cash flow (6)(8)	7,988	21.2%	8,008	19.2%	-0.3%	21,935	20.0%	23,203	18.8%	-5.5%

CAPEX	2,682		2,947			6,977		6,994

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.
(3) Includes total revenues of Ps. 18,058 million from our Mexican operation and Ps. 8,372 million from our Brazilian operation.
(4) Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(6) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

October 28, 2015	Page 9

Comparable Income Statement (9)
Expressed in millions of Mexican pesos(1)

	3Q 15	% Rev	3Q 14	% Rev	Comparable Δ% (9)	YTD 15	% Rev	YTD 14	% Rev	Comparable Δ% (9)
Volume (million unit cases) (2)	804.1		792.6		1.5%	2,342.8		2,340.1		0.1%
Average price per unit case (2)	42.86		39.03		9.8%	43.25		39.37		9.9%
Net revenues	35,826		32,524		10.2%	104,688		96,981		7.9%
Other operating revenues	119		80		48.8%	339		200		69.5%
Total revenues (3)	35,945	100%	32,604	100%	10.2%	105,027	100%	97,181	100%	8.1%
Cost of goods sold	18,853	52.4%	17,409	53.4%	8.3%	55,627	53.0%	52,193	53.7%	6.6%
Gross profit	17,092	47.6%	15,195	46.6%	12.5%	49,400	47.0%	44,988	46.3%	9.8%
Operating expenses	11,451	31.9%	10,439	32.0%	9.7%	33,664	32.1%	31,295	32.2%	7.6%
Other operative expenses, net	331	0.9%	82	0.3%	303.7%	707	0.7%	225	0.2%	214.2%
Operative equity method (gain) loss in associates(4)(5)	124	0.3%	220	0.7%	-43.6%	(66)	-0.1%	394	0.4%	-116.8%
Operating income (6)	5,186	14.4%	4,454	13.7%	16.4%	15,095	14.4%	13,074	13.5%	15.5%
Other non operative expenses, net	171	0.5%	(183)	-0.6%	-193.5%	230	0.2%	(205)	-0.2%	-212.4%
Non Operative equity method (gain) loss in associates(7)	(38)	-0.1%	(63)	-0.2%	-39.7%	(73)	-0.1%	(71)	-0.1%	2.8%
Interest expense	1,448		1,253		15.6%	4,214		3,877		8.7%
Interest income	85		25		240.0%	249		307		-18.9%
Interest expense, net	1,363		1,228		11.0%	3,965		3,570		11.1%
Foreign exchange loss (gain)	930		347		168.1%	1,393		293		375.3%
Loss (gain) on monetary position in inflationary subsidiries	-		-			1		-
Market value (gain) loss on ineffective portion of	23		74		-69.5%	(111)		(70)		59.2%
derivative instruments
Comprehensive financing result	2,316		1,649		40.4%	5,248		3,793		38.4%
Income before taxes	2,737		3,051		-10.3%	9,690		9,557		1.4%
Income taxes	942		316		198.1%	3,087		2,436		26.7%
Consolidated net income	1,795		2,735		-34.4%	6,603		7,121		-7.3%
Net income attributable to equity holders of the company	1,783	5.0%	2,582	7.9%	-30.9%	6,498	6.2%	6,884	7.1%	-5.6%
Non-controlling interest	12		153		-92.2%	105		237		-55.7%
Operating income (6)	5,186	14.4%	4,454	13.7%	16.4%	15,095	14.4%	13,074	13.5%	15.5%
Depreciation	1,546		1,704		-9.3%	4,551		3,318		37.2%
Amortization and other operative non-cash charges	852		796		7.0%	1,268		1,191		6.5%
Operative cash flow (6)(8)	7,584	21.1%	6,268	19.2%	21.0%	20,914	19.9%	18,494	19.0%	13.1%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.
(3) Includes total revenues of Ps. 18,058 million from our Mexican operation and Ps. 8,372 million from our Brazilian operation.
(4) Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc., Leao Alimentos and Estrella Azul, among others.
(5) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(6) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(7) Includes equity method in PIASA, IEQSA, Beta San Miguel, IMER and KSP Participacoes.
(8) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(9) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods.

October 28, 2015	Page 10

Consolidated Balance Sheet
Expressed in millions of Mexican pesos.

Assets		Sep-15		Dec-14
Current Assets
Cash, cash equivalents and marketable securities	Ps.	17,425	Ps.	12,958
Total accounts receivable		7,092		10,339
Inventories		7,675		7,819
Other current assets		6,044		7,012
Total current assets		38,236		38,128
Property, plant and equipment
Property, plant and equipment		78,082		81,354
Accumulated depreciation		(30,057)		(30,827)
Total property, plant and equipment, net		48,025		50,527
Investment in shares		17,715		17,326
Intangibles assets and other assets		89,606		97,024
Other non-current assets		19,193		9,361
Total Assets	Ps.	212,775	Ps.	212,366

Liabilities and Equity		Sep-15		Dec-14
Current Liabilities
Short-term bank loans and notes payable	Ps.	5,469	Ps.	1,206
Suppliers		11,821		14,151
Other current liabilities		15,359		13,046
Total current liabilities		32,649		28,403
Long-term bank loans and notes payable		68,819		64,821
Other long-term liabilities		7,562		9,024
Total liabilities		109,030		102,248
Equity
Non-controlling interest		3,719		4,401
Total controlling interest		100,026		105,717
Total equity (1)		103,745		110,118
Total Liabilities and Equity	Ps.	212,775	Ps.	212,366

(1) Includes the effect originated by the depreciation of the Brazilian real, the Colombian peso and the use of the state-run SIMADI exchange rate of 199.10 bolivars per U.S. dollar.

October 28, 2015	Page 11

Mexico & Central America Division
Expressed in millions of Mexican pesos(1)

	3Q15	% Rev	3Q14	% Rev	Reported Δ%	Comparable Δ% (7)	YTD 15	% Rev	YTD 14	% Rev	Reported Δ%	Comparable Δ% (7)
Volume (million unit cases)	509.1		497.0		2.4%	2.4%	1,453.7		1,445.1		0.6%	0.6%
Average price per unit case	40.87		37.34		9.5%	6.4%	40.00		37.25		7.4%	5.0%
Net revenues	20,809		18,557		12.1%	9.0%	58,142		53,823		8.0%	5.7%
Other operating revenues	12		23		-47.0%	-45.5%	36		67		-46.2%	-44.4%
Total revenues (2)	20,821	100.0%	18,580	100.0%	12.1%	8.9%	58,178	100.0%	53,890	100.0%	8.0%	5.6%
Cost of goods sold	10,232	49.1%	9,215	49.6%	11.0%	7.5%	28,411	48.8%	26,573	49.3%	6.9%	4.3%
Gross profit	10,589	50.9%	9,365	50.4%	13.1%	10.3%	29,768	51.2%	27,317	50.7%	9.0%	6.9%
Operating expenses	6,784	32.6%	6,187	33.3%	9.7%	6.9%	19,414	33.4%	18,189	33.8%	6.7%	4.7%
Other operative expenses, net	303	1.5%	75	0.4%	304.1%	304.0%	569	1.0%	216	0.4%	163.2%	163.0%
Operative equity method (gain) loss in associates (3)(4)	119	0.6%	234	1.3%	-48.9%	-48.7%	3	0.0%	463	0.9%	-99.3%	-99.1%
Operating income (5)	3,382	16.2%	2,869	15.4%	17.9%	14.9%	9,782	16.8%	8,449	15.7%	15.8%	13.4%
Depreciation, amortization & other operative non-cash charges	1,695	8.1%	1,224	6.6%	38.4%	35.1%	3,890	6.7%	3,600	6.7%	8.0%	6.1%
Operative cash flow (5)(6)	5,077	24.4%	4,093	22.0%	24.0%	20.9%	13,671	23.5%	12,049	22.4%	13.5%	11.2%

(1) Except volume and average price per unit case figures.
(2) Includes total revenues of Ps. 18,058 million from our Mexican operation.
(3) Includes equity method in Jugos del Valle, Coca-Cola Bottlers Philippines, Inc. and Estrella Azul, among others.
(4) As of February 2013, we are incorporating our stake of the results of Coca-Cola Bottlers Philippines, Inc. through the equity method on an estimated basis in this line.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods.

October 28, 2015	Page 12

Comparable South America Division (7)
Expressed in millions of Mexican pesos(1)

	3Q15	% Rev	3Q14	% Rev	Comparable Δ% (7)		YTD 15	% Rev	YTD 14	% Rev	Comparable Δ% (7)
Volume (million unit cases)	295.0		295.6			-0.2%	889.1		895.0			-0.7%
Average price per unit case	46.28		40.06			15.5%	48.57		41.46			17.2%
Net revenues	15,017		13,430			11.8%	46,546		41,960			10.9%
Other operating revenues	107		58			84.5%	305		136			124.3%
Total revenues (2)	15,124	100.0%	13,488	100.0%		12.1%	46,851	100.0%	42,096	100.0%		11.3%
Cost of goods sold	8,621	57.0%	7,882	58.4%		9.4%	27,220	58.1%	24,945	59.3%		9.1%
Gross profit	6,503	43.0%	5,606	41.6%		16.0%	19,631	41.9%	17,151	40.7%		14.5%
Operating expenses	4,667	30.9%	4,091	30.3%		14.1%	14,248	30.4%	12,753	30.3%		11.7%
Other operative expenses, net	27	0.2%	8	0.1%		237.5%	139	0.3%	8	0.0%		1637.5%
Operative equity method (gain) loss in associates (3)(4)	5	0.0%	(14)	-0.1%		-135.7%	(70)	-0.1%	(69)	-0.2%		1.4%
Operating income (5)	1,804	11.9%	1,521	11.3%		18.6%	5,314	11.3%	4,459	10.6%		19.2%
Depreciation, amortization & other operative non-cash charges	704	4.7%	558	4.1%		26.2%	1,930	4.1%	1,756	4.2%		9.9%
Operative cash flow (5)(6)	2,508	16.6%	2,079	15.4%		20.6%	7,244	15.5%	6,215	14.8%		16.6%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.
(3) Includes total revenues of Ps. 8,372 million from our Brazilian operation.
(4) Includes equity method in Leao Alimentos, among others.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(7) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods.

Venezuela Operation
Expressed in millions of Mexican pesos(1)

	3Q15	% Rev	3Q14	% Rev	Reported Δ%	Comparable Δ% (3)	YTD 15	% Rev	YTD 14	% Rev	Reported Δ%	Comparable Δ% (3)
Volume (million unit cases)	60.5		62.8		-3.6%	-3.6%	179.2		180.4		-0.6%	-0.7%
Average price per unit case	28.35		117.17		-75.8%	217.9%	25.02		122.81		-79.6%	167.9%
Net revenues	1,716		7,358		-76.7%	206.4%	4,485		22,155		-79.8%	166.2%
Other operating revenues	(0)		5		-100.0%	0.0%	(0)		20		-100.0%	-100.0%
Total revenues	1,716	100.0%	7,363	100.0%	-76.7%	206.4%	4,485	100.0%	22,175	100.0%	-79.8%	165.9%
Cost of goods sold	875	51.0%	3,703	50.3%	-76.4%	210.3%	2,229	49.7%	10,985	49.5%	-79.7%	166.7%
Gross profit	841	49.0%	3,660	49.7%	-77.0%	202.5%	2,255	50.3%	11,190	50.5%	-79.8%	165.0%
Operating expenses	545	31.8%	2,473	33.6%	-78.0%	189.4%	1,494	33.3%	7,862	35.5%	-81.0%	149.7%
Other operative expenses, net	16	0.9%	15	0.2%	4.4%	1500.0%	149	3.3%	233	1.1%	-36%	728%
Operating income	281	16.4%	1,172	15.9%	-76.1%	215.7%	614	13.7%	3,095	14.0%	-80.2%	161.3%
Depreciation, amortization & other operative non-cash charges	123	7.2%	290	3.9%	-57.6%	459.1%	406	9.1%	1,110	5.0%	-63.4%	383.3%
Operative cash flow (2)	404	23.5%	1,462	19.9%	-72.4%	264.0%	1,021	22.8%	4,205	19.0%	-75.7%	219.7%

(1) Except volume and average price per unit case figures.
(2) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

(3) Comparable: with respect to a year over year comparison, the change in a given measure excluding the effects of (1) mergers, acquisitions and divestitures, (2) translation effects resulting from exchange rate movements and (3) the results of hyperinflationary economies in both periods.

October 28, 2015	Page 13

South America Division
Expressed in millions of Mexican pesos(1)

	3Q15	% Rev	3Q14	% Rev	Reported Δ%	YTD 15	% Rev	YTD 14	% Rev	Reported Δ%
Volume (million unit cases)	355.5		358.4		-0.8%	1,068.3		1,075.4		-0.7%
Average price per unit case	43.23		60.11		-28.1%	44.62		59.70		-25.3%
Net revenues	16,733		23,133		-27.7%	51,030		69,060		-26.1%
Other operating revenues	107		68		57.0%	305		167		82.7%
Total revenues (2)	16,840	100.0%	23,201	100.0%	-27.4%	51,335	100.0%	69,227	100.0%	-25.8%
Cost of goods sold	9,495	56.4%	12,979	55.9%	-26.8%	29,448	57.4%	38,907	56.2%	-24.3%
Gross profit	7,345	43.6%	10,222	44.1%	-28.1%	21,887	42.6%	30,320	43.8%	-27.8%
Operating expenses	5,212	31.0%	7,253	31.3%	-28.1%	15,744	30.7%	22,089	31.9%	-28.7%
Other operative expenses, net	43	0.3%	29	0.1%	47.8%	286	0.6%	244	0.4%	17.2%
Operative equity method (gain) loss in associates (3)(4)	5	0.0%	(17)	-0.1%	-128.0%	(70)	-0.1%	(80)	-0.1%	-12.1%
Operating income (5)	2,085	12.4%	2,957	12.7%	-29.5%	5,928	11.5%	8,067	11.7%	-26.5%
Depreciation, amortization & other operative non-cash charges	826	4.9%	958	4.1%	-13.8%	2,336	4.6%	3,088	4.5%	-24.4%
Operative cash flow (5)(6)	2,911	17.3%	3,915	16.9%	-25.6%	8,264	16.1%	11,155	16.1%	-25.9%

(1) Except volume and average price per unit case figures.
(2) Sales volume and average price per unit case exclude beer results.
(3) Includes total revenues of Ps. 8,372 million from our Brazilian operation.
(4) Includes equity method in Leao Alimentos, among others.
(5) The operating income and operative cash flow lines are presented as non-gaap measures for the convenience of the reader.
(6) Operative cash flow = operating income + depreciation, amortization & other operative non-cash charges.

October 28, 2015	Page 14

For the three months ended September 30, 2015 and 2014

VOLUME
Expressed in million unit cases

	3Q 15					3Q 14
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	342.2	23.8	77.1	25.1	468.1	330.9	25.4	78.1	22.3	456.7
Central America	32.8	2.4	0.0	5.8	41.0	33.6	2.4	0.1	4.2	40.3
Mexico & Central America	375.0	26.2	77.1	30.9	509.1	364.5	27.8	78.2	26.5	497.0
Colombia	57.0	7.4	7.1	9.4	81.0	54.1	6.3	7.1	7.8	75.3
Venezuela	51.9	3.5	0.3	4.9	60.5	53.9	3.7	0.6	4.7	62.8
Brazil	139.1	9.8	1.3	8.1	158.3	147.6	9.1	1.2	8.6	166.5
Argentina	46.7	5.2	0.5	3.3	55.7	46.7	4.3	0.2	2.5	53.8
South America	294.7	25.8	9.3	25.7	355.5	302.4	23.4	9.1	23.5	358.4
Total	669.7	52.0	86.4	56.6	864.7	666.9	51.2	87.3	50.0	855.4
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

TRANSACTIONS
Expressed in million transactions

	3Q 15					3Q 14
	Sparkling	Water		Still	Total	Sparkling	Water		Still	Total
Mexico	2,049.2	182.1		221.4	2,452.7	2,002.7	190.4		197.8	2,390.8
Central America	283.7	14.5		61.7	359.8	279.3	14.4		58.3	352.0
Mexico & Central America	2,332.9	196.6		283.1	2,812.5	2,282.0	204.8		256.0	2,742.8
Colombia	432.0	97.5		88.7	618.1	420.8	79.0		63.9	563.6
Venezuela	279.7	19.1		39.6	338.3	293.5	21.4		44.2	359.1
Brazil	873.2	84.3		91.3	1,048.8	941.9	80.8		102.9	1,125.6
Argentina	216.3	26.8		24.4	267.5	209.2	22.3		19.6	251.1
South America	1,801.2	227.6		244.0	2,272.8	1,865.4	203.5		230.6	2,299.4
Total	4,134.1	424.2		527.1	5,085.4	4,147.4	408.2		486.6	5,042.2

October 28, 2015	Page 15

For the nine months ended September 30, 2015 and 2014

VOLUME
Expressed in million unit cases

	YTD 15					YTD 14
	Sparkling	Water (1)	Bulk Water (2)	Still	Total	Sparkling	Water (1)	Bulk Water (2)	Still	Total
Mexico	967.8	78.1	214.3	69.8	1,330.1	949.3	77.8	229.4	67.6	1,324.1
Central America	101.8	7.0	0.2	14.6	123.6	101.2	7.1	0.3	12.4	121.0
Mexico & Central America	1,069.6	85.1	214.5	84.4	1,453.7	1,050.5	84.9	229.7	80.0	1,445.1
Colombia	164.3	20.3	21.0	25.9	231.4	157.6	17.6	21.5	21.8	218.5
Venezuela	154.5	10.8	1.1	12.9	179.2	154.6	10.0	1.6	14.1	180.4
Brazil	429.5	30.9	3.7	25.0	489.1	456.9	29.7	3.8	27.2	517.7
Argentina	141.5	15.7	1.4	10.0	168.6	139.0	12.3	0.4	7.1	158.8
South America	889.8	77.6	27.2	73.7	1,068.3	908.1	69.6	27.4	70.3	1,075.4
Total	1,959.4	162.7	241.7	158.2	2,522.0	1,958.6	154.5	257.1	150.3	2,520.5
(1) Excludes water presentations larger than 5.0 Lt ; includes flavored water
(2) Bulk Water = Still bottled water in 5.0, 19.0 and 20.0 - liter packaging presentations; includes flavored water

TRANSACTIONS
Expressed in million transactions

	YTD 15					YTD 14
	Sparkling	Water		Still	Total	Sparkling	Water		Still	Total
Mexico	5,854.0	530.5		621.3	7,005.9	5,752.9	580.9		593.5	6,927.4
Central America	850.1	44.2		182.0	1,076.3	835.6	42.1		174.7	1,052.3
Mexico & Central America	6,704.2	574.8		803.3	8,082.2	6,588.5	623.1		768.2	7,979.7
Colombia	1,247.3	262.9		230.0	1,740.3	1,223.0	221.0		179.6	1,623.6
Venezuela	834.3	64.3		114.7	1,013.3	830.6	59.5		127.1	1,017.1
Brazil	2,720.8	263.8		289.9	3,274.5	2,894.7	263.6		328.4	3,486.7
Argentina	642.6	79.5		72.2	794.3	618.5	62.0		55.1	735.6
South America	5,445.0	670.6		706.9	6,822.4	5,566.8	606.2		690.1	6,863.0
Total	12,149.1	1,245.3		1,510.1	14,904.6	12,155.3	1,229.2		1,458.3	14,842.8

October 28, 2015	Page 16

September 2015
Macroeconomic Information

		Inflation (1)
		LTM	3Q 2015	YTD

	Mexico	2.52%	0.73%	0.65%
	Colombia	5.35%	1.39%	4.76%
	Venezuela (2)	106.72%	30.53%	77.25%
	Brazil	9.49%	1.39%	7.64%
	Argentina	14.45%	3.73%	10.68%

	(1) Source: inflation is published by the Central Bank of each country.
	(2) Inflation based on unofficial publications.

Average Exchange Rates for each Period

	Quarterly Exchange Rate (local currency per USD)			YTD Exchange Rate (local currency per USD)
	3Q 2015	3Q 2014	Δ%	YTD 2015	YTD 2014	Δ%

Mexico	16.4058	13.1114	25.1%	15.5486	13.1167	18.5%
Guatemala	7.6626	7.7674	-1.3%	7.6582	7.7706	-1.4%
Nicaragua	27.4210	26.1153	5.0%	27.0894	25.7995	5.0%
Costa Rica	540.8066	544.7856	-0.7%	540.7918	545.1330	-0.8%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	2,942.1276	1,910.5851	54.0%	2,636.2140	1,944.3202	35.6%
Venezuela (1)	199.1050	11.2148	1675.4%	164.5246	9.7229	1592.1%
Brazil	3.5480	2.2752	55.9%	3.1612	2.2896	38.1%
Argentina	9.2496	8.2982	11.5%	8.9637	7.9937	12.1%

End of Period Exchange Rates

	Exchange Rate (local currency per USD)			Exchange Rate (local currency per USD)
	Sep 2015	Sep 2014	Δ%	Jun 2015	Jun 2014	Δ%

Mexico	17.0073	13.4541	26.4%	15.5676	13.0323	19.5%
Guatemala	7.6755	7.6712	0.1%	7.6245	7.7786	-2.0%
Nicaragua	27.5869	26.2733	5.0%	27.2497	25.9521	5.0%
Costa Rica	541.0400	545.5200	-0.8%	540.9700	548.6600	-1.4%
Panama	1.0000	1.0000	0.0%	1.0000	1.0000	0.0%
Colombia	3,121.9400	2,028.4800	53.9%	2,585.1100	1,881.1900	37.4%
Venezuela (1)	199.4204	12.0000	1561.8%	197.2980	10.6000	1761.3%
Brazil	3.9729	2.4510	62.1%	3.1026	2.2025	40.9%
Argentina	9.4220	8.4300	11.8%	9.0880	8.1330	11.7%

	(1) Venezuela's exchange rate based on SIMADI for 2015 and SICAD for 2014

❖ ❖ ❖

October 28, 2015	Page 17

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COCA-COLA FEMSA, S.A.B. DE C.V.
By: /s/ Héctor Treviño Gutiérrez
Héctor Treviño Gutiérrez Chief Financial Officer

Date: October 28, 2015